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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 8)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ECOLAB INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	41-0231510 (I.R.S. Employer of Identification No.)
370 Wabasha Street North, St. Paul, Minnesota (Address of principal executive offices)	55102 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $1.00 Par Value	New York Stock Exchange, Inc. Pacific Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities to be registered pursuant to Section 12 (g) of the Act:

None
(Title of Class)

        In connection with listing on the New York Stock Exchange, Ecolab Inc. (the "Registrant") registered, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, its common stock and rights to purchase participating preferred stock with the Securities and Exchange Commission on Form 8-A on November 17, 1986 (File No. 1-9328). The original filing has been amended on seven occasions. This Amendment No. 8 on Form 8-A/A serves to amend and restate the Registrant's description of its registered securities as a result of an increase in the authorized capital stock of the Registrant.

        At the Annual Meeting of the Registrant's Stockholders held May 9, 2003, the stockholders approved a proposal to amend and restate the Registrant's Restated Certificate of Incorporation to increase the authorized Common Stock of the Registrant from 200,000,000 shares to 400,000,000 shares. Following stockholder approval, the Registrant filed the amended and restated Restated Certificate of Incorporation with the Office of the Secretary of State of Delaware effective May 9, 2003.

Item 1.    Description of Registrant's Securities to be Registered

        The Registrant's authorized capital stock consists of 400,000,000 shares of Common Stock, $1.00 par value (the "Common Stock"), and 15,000,000 shares of Preferred Stock, without par value (the "Preferred Stock"). Preferred Stock purchase rights are associated with issued shares of Common Stock.

        The Registrant's Restated Certificate of Incorporation provides for the classification of the Board of Directors into three classes of directors as nearly equal in number as possible. Directors are elected for three-year terms and in each year only one class of directors is elected. Although no Preferred Stock is outstanding, any class or series of Preferred Stock may have the right to elect directors and, subject to the applicable powers, preferences and rights applicable to such class or series, such directors elected need not be divided into classes.

        The Registrant's Restated Certificate of Incorporation contains provisions which may have a effect of delaying, deferring or preventing a change in control of the Registrant. A business combination between the Registrant, or a subsidiary of the Registrant, and an interested stockholder (generally any holder of more than 10 percent of the voting power) or an affiliate of an interested stockholder would require approval of the affirmative vote of 80 percent of the voting power of the Registrant's voting stock unless either (a) a majority of the directors who are not affiliated with the interested stockholder and who were directors before the interested stockholder acquired its 10 percent interest, has approved the business combination transaction, or (b) certain form of consideration, minimum price and procedural conditions are met. If the 80 percent vote required by the Restated Certificate of Incorporation is obtained in connection with a particular proposed transaction, the specified conditions would not have to be met and approval by the requisite directors would not be necessary to consummate the transaction. A business combination includes a merger or a consolidation of the Registrant or any subsidiary with an interested stockholder; the sale or other disposition by the Registrant or a subsidiary of assets or securities having a value of $10 million or more, if an interested stockholder is a party to the transaction; the adoption of any plan or proposal for the liquidation or dissolution of the Registrant proposed by or on behalf of an interested stockholder, or any reclassification of securities, recapitalization, merger or other transaction which has the effect directly or indirectly of increasing an interested stockholder's proportionate interest in the outstanding stock of any class of the Registrant or subsidiary.

Common Stock

        The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences which may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation or dissolution of the Registrant, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock.

        Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. Common Stock is not redeemable. Stockholders do not have the right to cumulate their vote in the election of directors and, accordingly, the holders of more than 50 percent of the outstanding shares of Common Stock can elect all the directors in the class up for election.

Preferred Stock

        The Board of Directors of Registrant is authorized without further action of the stockholders to issue Preferred Stock in one or more series and may fix the designations and the powers, preferences and rights of the Preferred Stock. No class of Preferred Stock is currently outstanding. One million (1,000,000) shares of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") have been reserved for issuance pursuant to the terms of a Rights Agreement between the Registrant and EquiServe Trust Company, N.A., as Rights Agent, dated as of February 24, 1996, as the same may be amended from time to time, in connection with the rights described below.

Rights

        The description of the Registrant's rights to purchase Series A Preferred Stock ("Rights") is contained in the Registrant's registration statement on Form 8-A, filed on February 28, 1996, as such filing may be amended from time to time, to register the Rights under Section 12(b) of the Securities Exchange Act of 1934, as amended. The Rights were originally issued on March 11, 1996 (File No. 1-9328) ("Form 8-A"). The Form 8-A was amended most recently pursuant to Amendment No. 3 on Form 8-A/A in order to amend and restate the Registrant's description of its Rights following a two-for-one stock split effected in the form of a 100 percent stock dividend payable on June 6, 2003 to holders of record of shares of Common Stock at the close of business on May 23, 2003. Upon payment of the stock split, each outstanding share of Common Stock will be associated with one-quarter of a Right.

Item 2.    Exhibits

        The following exhibits required in accordance with Part II to the Instructions as to exhibits on Form 8-A have been duly filed with the New York Stock Exchange, Inc. and the Pacific Exchange, Inc.:

  1.
  Form of Common Stock Certificate of Ecolab Inc.

  2.
  (a) Annual Report on Form 10-K for the year ended December 31, 2003.

  (b)
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

  3.
  Proxy Statement dated March 31, 2003 for the Annual Meeting of Stockholders held May 9, 2003.

  4.
  (a) Restated Certificate of Incorporation of Ecolab Inc. as amended and restated May 9, 2003.

  (b)
  By-Laws, as amended through February 18, 1999.

  (c)
  Second Amended and Restated Stockholder's Agreement between Henkel KGaA and Ecolab Inc. dated November 30, 2001.

  5.
  Annual Report to Stockholders for the year ended December 31, 2002.

Signature

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 21, 2003	ECOLAB INC. (Registrant)
	By:	/s/ TIMOTHY P. DORDELL Timothy P. Dordell Assistant Secretary

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  Item 1. Description of Registrant's Securities to be Registered
  Item 2. Exhibits
Signature